Exhibit 99.1

ASX ANNOUNCEMENT

21 November 2018

Change to Chief Financial Officer & Company Secretary

Melbourne, Australia, 21 November 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to advise that its Chief Financial Officer (CFO) and Company Secretary, Mr Kevin Fischer has tendered his resignation from the Company. He will assist with an orderly transition until the end of December 2018.

Kevin commenced as CFO on 2 November 2015, and was subsequently appointed as Company Secretary on 13 January 2016. Genetic Technologies thanks Kevin for his significant contribution to the Company, and wishes him all the best for the future.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman & Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.